Exhibit 99.1

NexGen Intersects High-Grade Mineralization in all Twenty A2 and A3 Targets from the 2019 Feasibility Stage Drilling Program

VANCOUVER, May 28, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to report radioactivity for an additional twenty holes comprising 7,969.5 m from the Company's Feasibility stage drilling program at our 100% owned, Rook I property in the Athabasca Basin Saskatchewan.

Objective I: Conversion of Indicated Mineral Resources to Measured Category

This current phase of the 2019 drilling program is targeting the A2 and A3 High-Grade Domain mine planning sections at a spacing between 9.0 m and 16.7 m. The target spacing incorporates the results of a geostatistical data spacing report compiled by Clayton V. Deutsch from Resource Modeling Solutions based on 189 drill holes, totaling 121,923.15 m, which forms the basis of the Indicated Mineral Resource of 256.6 M lbs at 4.04 % U3O8. All drill holes are collared at a steep inclination, then shallowed out between -55° and -60° before intersecting the target by utilizing the latest in directional drilling technology.

Highlights:

A2 High-Grade Domains and Sub-zone

  AR-19-229c2 intersected 46.5 m of total composite mineralization including 12.05 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 86.0 m section (602.0 to 688.0 m);
  AR-19-229c4 intersected 39.0 m of total composite mineralization including 8.55 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 88.0 m section (578.0 to 666.0 m);
  AR-19-230c3 intersected 30.5 m of total composite mineralization including 7.55 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 93.0 m section (564.0 to 657.0 m). Additionally, of the 7.55 m of off-scale mineralization intersected in the hole, 0.5 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-235c1 intersected 43.0 m of total composite mineralization including 7.15 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 93.0 m section (517.0 to 610.0 m). Additionally, of the 7.15 m of off-scale mineralization intersected in the hole, 3.0 m of massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps;
  AR-19-236c2 intersected 26.0 m of total composite mineralization including 6.35 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 89.0 m section (579.0 to 668.0 m.

A3 High-Grade Domains

  AR-19-231c2 intersected 48.0 m of total composite mineralization including 5.75 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 102.0 m section (469.0 to 571.0 m);
  AR-19-232c3 intersected 26.0 m of total composite mineralization including 5.1 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 89.0 m section (560.0 to 649.0 m).

Drill hole locations and schematics are shown in Figures 1 to 2, drilling results can be found in Table 1. Drill hole descriptions can be found at www.nexgenenergy.ca

Development, Permitting, Appointments, Activities & Financial

  Expediting Arrow to Feasibility by a 2-stage (10 rig) high density drilling program focused on mine optimization plans based on Measured and Indicated mineral resources.
  As reported on April 29, 2019, NexGen received acceptance of the Rook I Project Description (Technical Proposal) by the Canadian Nuclear Safety Commission ("CNSC") and the Saskatchewan Ministry of Environment ("MOE"). The acceptance marked the commencement of an Environmental Assessment ("EA") on the Rook I Project (the "Project") in accordance with the requirements of both The Environmental Assessment Act (Province of Saskatchewan) and the Canadian Environmental Assessment Act, 2012 "CEAA 2012" (Government of Canada). The EA is being conducted through a coordinated process between the MOE and the CNSC, which is the Federal life-cycle regulator for all uranium mine and mill projects in Canada. In addition, NexGen filed an Initial Licence Application with the CNSC under the Nuclear Safety and Control Act in order to obtain a Licence to Prepare Site and Construct for the Project.
  The Company also announces the appointments of Gillian McCombie, Vice President Human Resources and Arthur Lieu, MSc., P.Eng., Vice President Processing and Metallurgy.  Gillian brings over 25 years of experience in human resources in the international mining and telecommunications sectors. Gillian most recently as Vice President Human Resources at Capstone Mining and prior to that with Telus and Placer Dome. Arthur joins NexGen having spent 20 years in mine processing and metallurgy.  Most recently, he was the Chief Metallurgist at Cameco's Rabbit Lake mill and Orano's McClean Lake mill.  Arthur holds a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Geochemistry, with a focus on source-term characteristic of uranium waste rock piles at Cameco Key Lake uranium mine. Mr. Lieu is also trained in Lean Six Sigma Black Belt process improvement and optimization. Mr. Lieu is a registered Professional Engineer (P. Eng) with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS).
  The Company had cash-on-hand of approximately $90 million which fully funds NexGen for all drilling, feasibility and development programs planned this year.

Leigh Curyer, Chief Executive Officer, commented: "These continuing high grade results received from sections of the ore body focused on the mine plan, highlight the extraordinary high grade and robustness of Arrow.  In parallel, the Feasibility-stage engineering, metallurgical and environmental studies are all advancing extremely well, together with permitting and our community programs. I would like to take the opportunity to also welcome Arthur and Gill to the dedicated NexGen team. Two highly experienced and successful professionals in their respective fields joining NexGen at an incredibly exciting time as we begin to see positive signs emerging in the uranium market."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "The continuity of mineralization within the high-grade core of Arrow is remarkable and these results highlight the technical advantages at the Arrow Deposit: mineralization hosted within stacked shear system (allowing holes to intersect multiple targets with one drill hole, minimizing total meterage), stable crystalline basement host rock, and extremely high-grades. These high grade results in all twenty holes will be incorporated into an updated Mineral Resource Estimate which will form the basis of the Feasibility Study, scheduled for release in H1 2020."

Figure 1: Arrow Deposit Drill Hole Locations (CNW Group/NexGen Energy Ltd.)

Figure 2: A2 and A3 Indicated Shells with Mine Schematic and Drill Hole Traces (CNW Group/NexGen Energy Ltd.)

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-19-225c3	327	-65	283	N/A	452.5	454	1.5	<500 - 46000
					481	481.5	0.5	<500 - 800
					488	490	2	<500 - 700
					494.5	498	3.5	<500 - 1050
					501	501.5	0.5	<500 - 1200
					586.5	602	15.5	<500 - 61000
					610	610.5	0.5	<500 - 550
					615.5	618.5	3	<500 - 1800
AR-19-229c1	327	-65	693	132.8	473	475	2	<500 - 1200
					480.5	481	0.5	<500 - 600
					488.5	489	0.5	1000 - 13000
					495	495.5	0.5	<500 - 1240
					501	502	1	<500 - 41500
					504.5	509	4.5	<500 - 20200
					511.5	513	1.5	<500 - 4000
					516.5	520	3.5	<500 - 19800
					522.5	533	10.5	<500 - 61000
					535.5	538.5	3	<500 - 49000
					543.5	546.5	3	<500 - 61000
					549.5	550	0.5	1230 - 61000
					570	570.5	0.5	<500 - 540
					628.5	634	5.5	<500 - 61000
					638	638.5	0.5	<500 - 610
					642	645.5	3.5	<500 - 61000
					651	675.5	24.5	<500 - 61000
AR-19-229c2	327	-65	309	N/A	494.5	495	0.5	<500 - 700
					500.5	501	0.5	<500 - 2150
					505	505.5	0.5	<500 - 680
					508	508.5	0.5	<500 - 31000
					514	514.5	0.5	<500 - 9400
					517.5	519	1.5	<500 - 6000
					524.5	525.5	1	<500 - 4000
					530	536.5	6.5	<500 - 8590
					541.5	542.5	1	580 - 52500
					545	545.5	0.5	<500 - 3200
					550.5	562.5	12	<500 - 61000
					574.5	577	2.5	<500 - 2000
					625	671.5	46.5	<500 - 61000
AR-19-229c3	327	-65	240	N/A	494.5	496	1.5	<500 - 14900
					502	503	1	<500 - 53300
					506.5	507.5	1	<500 - 19500
					510	510.5	0.5	<500 - 800
					513.5	514	0.5	<500 - 1100
					517	518	1	<500 - 12100
					522	524.5	2.5	<500 - 2800
					529	531	2	<500 - 32600
					539.5	541.5	2	<500 - 14100
					544.5	549.5	5	<500 - 47900
					558	561	3	<500 - 61000
					563.5	565	1.5	<500 - 14000
					571	573	2	<500 - 2100
					579	586	7	<500 - 1500
					592.5	594.5	2	<500 - 610
					629.5	645.5	16	<500 - 61000
					648	651.5	3.5	<500 - 4400
					654	680	26	<500 - 61000
					683	683.5	0.5	<500 - 1350
					705	707	2	<500 - 930
					711.5	718	6.5	<500 - 1300
AR-19-229c4	327	-65	465	N/A	404	405.5	1.5	<500 - 600
					415.5	416	0.5	<500 - 820
					464	466	2	<500 - 3150
					471.5	472.5	1	<500 - 2300
					480	486.5	6.5	<500 - 61000
					489	489.5	0.5	<500 - 1300
					494	499	5	<500 - 18600
					501.5	505	3.5	<500 - 32000
					508.5	510.5	2	<500 - 43000
					516.5	531.5	15	<500 - 39000
					613.5	652.5	39	<500 - 61000
AR-19-230c1	327	-65	651.5	128.35	499	499.5	0.5	<500 - 4800
					502	502.5	0.5	<500 - 1200
					515.5	522	6.5	<500 - 3200
					524.5	532.5	8	<500 - 1700
					566	566.5	0.5	<500 - 550
					571	572	1	<500 - 1300
					577	598.5	21.5	<500 - 61000
					603	605.5	2.5	<500 - 1200
					608	608.5	0.5	<500 - 1650
					611	611.5	0.5	<500 - 1160
					622	628.5	6.5	<500 - 1800
					631.5	632	0.5	<500 - 6600
AR-19-230c2	327	-65	252.5	N/A	484	484.5	0.5	<500 - 750
					496.5	501	4.5	<500 - 50200
					522.5	523	0.5	<500 - 575
					552	556.5	4.5	<500 - 740
					559	563	4	<500 - 1400
					570.5	572	1.5	<500 - 620
					586	609.5	23.5	<500 - 61000
					613.5	614.5	1	<500 - 3200
					617	618	1	<500 - 750
					621.5	630	8.5	<500 - 15600
					636	636.5	0.5	<500 - 970
AR-19-230c3	327	-65	234	N/A	458	458.5	0.5	<500 - 1030
					461.5	463.5	2	<500 - 820
					474.5	475	0.5	<500 - 680
					487	487.5	0.5	<500 - 910
					504	504.5	0.5	<500 - 1030
					521.5	524	2.5	<500 - 730
					561.5	562.5	1	<500 - 1310
					567.5	568	0.5	<500 - 510
					592	614.5	22.5	<500 - 61000
					619.5	623.5	4	<500 - 1280
					626.5	628.5	2	<500 - 14500
					654.5	655	0.5	<500 - 540
AR-19-231c1	327	-65	564.5	138	466	470.5	4.5	<500 - 14000
					487.5	488	0.5	<500 - 500
					497	505	8	<500 - 46000
					510.5	511	0.5	<500 - 900
					515.5	528	12.5	<500 - 58000
AR-19-231c2	327	-65	222.5	N/A	467.5	472.5	5	<500 - 38000
					480.5	481	0.5	500 - 7500
					485	488	3	<500 - 2700
					491	493.5	2.5	<500 - 3100
					498.5	499	0.5	500 - 6200
					505.5	546.5	41	<500 - 61000
					555	555.5	0.5	<500 - 770
AR-19-231c3	327	-65	261.5	N/A	505.5	506	0.5	<500 - 2100
					509	523.5	14.5	<500 - 61000
					527	528	1	<500 - 650
					535.5	557	21.5	<500 - 61000
					559.5	560.5	1	<500 - 1400
					567.5	568	0.5	<500 - 560
					571	571.5	0.5	<500 - 1100
AR-19-232c1	327	-65	642.5	138.8	211.5	212	0.5	<500 - 650
					477.5	481.5	4	<500 - 2200
					485.5	486.5	1	<500 - 600
					493	494	1	<500 - 1700
					506.5	507.5	1	<500 - 1450
					517	520	3	<500 - 12000
					534	537	3	<500 - 24000
					544	544.5	0.5	2200 - 51000
					548	552	4	<500 - 5300
					563.5	565	1.5	<500 - 44000
					568	570	2	<500 - 5700
					574	574.5	0.5	<500 - 1800
					577	577.5	0.5	<500 - 680
					580.5	598	17.5	<500 - 23000
					601	604	3	<500 - 3600
					607.5	609.5	2	<500 - 1200
AR-19-232c2	327	-65	278.5	N/A	454.5	458	3.5	<500 - 2100
					486	486.5	0.5	<500 - 660
					492	495	3	<500 - 960
					516	518.5	2.5	<500 - 7500
					531.5	534.5	3	<500 - 14100
					539.5	540	0.5	<500 - 5700
					550	553	3	<500 - 61000
					556	556.5	0.5	<500 - 1350
					560.5	564	3.5	<500 - 39000
					571	571.5	0.5	<500 - 720
					574.5	594	19.5	<500 - 14200
					599.5	600	0.5	<500 - 860
AR-19-232c3	327	-65	294.5	N/A	473	473.5	0.5	<500 - 620
					483.5	484	0.5	<500 - 840
					492	493.5	1.5	<500 - 2100
					504.5	505.5	1	<500 - 960
					519.5	520	0.5	<500 - 600
					530	531.5	1.5	<500 - 31000
					552	560.5	8.5	<500 - 61000
					563	569.5	6.5	<500 - 17200
					572	575.5	3.5	<500 - 15700
					580.5	581	0.5	<500 - 690
					589	592	3	<500 - 54600
					599	599.5	0.5	<500 - 840
					606	617.5	11.5	<500 - 61000
					620	620.5	0.5	<500 - 1900
AR-19-233c3	327	-65	276.5	N/A	451	456.5	5.5	<500 - 980
					459	466	7	<500 - 1500
					468.5	469	0.5	<500 - 550
					483	490	7	<500 - 43700
					498.5	510.5	12	<500 - 17200
					514	517.5	3.5	<500 - 1700
					520.5	523.5	3	<500 - 3200
					536.5	540	3.5	<500 - 1600
					542.5	543	0.5	<500 - 600
AR-19-234c1	327	-65	522	127.5	472	491	19	<500 - 61000
AR-19-234c2	327	-65	177	N/A	471.5	503.5	32	<500 - 61000
AR-19-235c1	327	-65	620	132.7	425.5	427	1.5	<500 - 950
					440.5	441.5	1	<500 - 4500
					452.5	453.5	1	<500 - 660
					456.5	462	5.5	<500 - 1300
					478.5	479	0.5	<500 - 1400
					492.5	509.5	17	<500 - 4500
					526	526.5	0.5	<500 - 1200
					534	534.5	0.5	<500 - 520
					547.5	548	0.5	<500 - 510
					563	585	22	<500 - 61000
					588.5	590.5	2	<500 - 36000
					605.5	606	0.5	<500 - 550
AR-19-236c1	327	-65	660.5	133.95	465	466.5	1.5	<500 - 17500
					478.5	479	0.5	<500 - 510
					500.5	501	0.5	<500 - 2200
					503.5	504	0.5	<500 - 1060
					515.5	521.5	6	<500 - 27500
					525	525.5	0.5	510 - 1050
					529.5	530	0.5	<500 - 630
					586.5	587	0.5	<500 - 530
					597	597.5	0.5	<500 - 780
					600.5	619.5	19	<500 - 61000
					624	624.5	0.5	<500 - 850
					628.5	629.5	1	<500 - 1200
					633.5	634	0.5	<500 - 760
					637.5	642	4.5	<500 - 1650
					660	660.5	0.5	<500 - 1070
AR-19-236c2	327	-65	321.5	N/A	457	457.5	0.5	<500 - 5000
					465	465.5	0.5	<500 - 1170
					468.5	469	0.5	<500 - 2650
					472.5	474	1.5	<500 - 1300
					478	478.5	0.5	<500 - 510
					486.5	487.5	1	<500 - 3330
					494	494.5	0.5	<500 - 1100
					497	497.5	0.5	<500 - 710
					502	502.5	0.5	<500 - 1330
					509	519	10	<500 - 3770
					522.5	530	7.5	<500 - 8900
					573	573.5	0.5	<500 - 520
					588	589	1	<500 - 610
					600	601	1	<500 - 800
					608.5	609	0.5	<500 - 510
					613	617.5	4.5	<500 - 61000
					621	629.5	8.5	<500 - 61000
					639	642	3	<500 - 5700
					645	650.5	5.5	<500 - 7700
					653.5	654	0.5	<500 - 510
					669.5	671	1.5	<500 - 5200

Parameters:

  Maximum internal dilution 2.00 m downhole
  All depths and intervals are metres downhole, true thicknesses are yet to be determined
  "Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
  "Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
  Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
  Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.  All other technical information in this news release has been approved by Mr. James Hatley, a Professional Engineer, Senior Vice-President – Project Development for NexGen.  Mr. Hatley is a qualified person for the purposes of NI 43-101 and has reviewed the underlying the information or opinions contained herein on mine design.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasbility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 4, 2019 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Contact Information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 28-MAY-19